UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      June 30, 2006

via U.S. mail

Mr. Halbert S. Washburn
BreitBurn Energy Partners L.P.
515 South Flower Street, Suite 4800
Los Angeles, California 90071

      Re:	BreitBurn Energy Partners L.P.
      	Form S-1
      	Filed May 12, 2006
      	File No. 333-134049

Dear Mr. Washburn:

      As a follow-up to our previous letter dated June 12, 2006, we have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Engineering Comments

Risk Factors, page 17

"Our estimated proved reserves are based on many assumptions...," page 21

1.      	We note your sensitivity analysis.  Supplementally show
us
the effect of the hypothetical oil price changes on your estimated proved reserves. Tell us whether this analysis can be applied to additional $5 changes in oil prices.

"Many of our leases are in areas that have been partially depleted or drained by offset wells...," page 25

 2. Please explain to us how you incorporated this risk into your proved reserves estimates. Include examples where you reduced your estimates due to prior depletion.

Cash Distribution Policy and Restrictions on Distributions, page
46

Assumptions and Considerations, page 52

3. Please furnish to us a spread sheet presentation that reconciles your calculation of estimated cash available with your December 31, 2005 reserve report.

Business, page 77

Brea Olinda Field, page 79

4.         We note your statement here, "The title to the Brea
Olinda
Field that BreitBurn Energy acquired from Texaco in 1999 is to be conveyed to us upon the completion of certain obligations by us and certain third parties, including the City of Brea, California." Please amend you document to explain the details of these obligations including the anticipated date of this conveyance to you.

Production and Price History, page 88

5. Please amend your document to include your unit historical production costs for the three prior years per SEC Industry Guide
2.

Glossary of Terms, page B-2

6. We note your explanation of proved reserves, proved developed reserves and proved undeveloped reserves. Please amend your document to include at least one reference to Rule 4-
10(a)(2)(3)(4) of Regulation S-X as the only applicable definitions of proved oil and gas reserves. This is available at our website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Donna Levy at (202) 551-3292, or in her absence,
Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

      Sincerely,



	H. Roger Schwall
	Assistant Director




cc:	Alan Baden, Esq.
      T. Levenberg
      D. Levy




Mr. Halbert Washburn
BreitBurn Energy Partners L.P.
June 12, 2006
Page 4